American Independence Corp.
485 Madison Avenue
New York, NY 10022

January 7, 2010
Karen Ubell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Independence Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Definitive Proxy filed April 30, 2010
File No. 001-05270

Dear Ms. Ubell:

By letter dated December 15, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided American Independence Corp. (“AMIC” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s annual report on Form 10-K filed on March 25, 2010 (the “Original Filing”) and on the Company’s definitive proxy statement filed on April 30, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 75

1.	Please file a copy of Independence American's reinsurance treaties with each of Standard Security Life and Madison National Life as exhibits to an amended Form 10-K.

RESPONSE:

The Company has filed the Quota Share Reinsurance Agreement between Madison National Life Insurance, Inc. and Independence American Insurance Company, as amended, as Exhibit 10.7 to its Form 10-K/A, and the Quota Share Reinsurance Agreement between Standard Security Life Insurance Company of New York and Independence American Insurance Company, as amended, as Exhibit 10.8 to its Form 10-K/A.

Definitive Proxy filed April 30, 2010

Proposal 1 - Election of Directors, page 14

2.
In an amended Form 10-K, please provide for each director and nominee a description of his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

RESPONSE:

The Company has provided a description of the experiences, qualifications, attributes or skills for each director and nominee which caused the Company’s Board of Directors to determine that such person should serve as a director of the Company.

Executive Compensation, page 18

3.
We note that you did not provide a summary compensation table and instead indicated that no compensation was paid by AMIC to any of the executive officers. However, to the extent any of the executive officers provides services to AMIC, you should disclose in AMIC's summary compensation table the portion of any payments made by IHC to any of the named executive officers that are allocable to services provided to AMIC. Please amend your Form 10-K to disclose in a summary compensation table the portion of payments to your named executive officers that was allocable to services provided to AMIC.

RESPONSE:

The Company hereby confirms to the Staff that none of the executive officers of the Company received compensation from Independence Holding Company (“IHC”) in respect of services provided by such officer to the Company for 2009.  Pursuant to the Services Agreement, dated as of November 15, 2002, by and between the Company and IHC, incorporated by reference as Exhibit 10.1 to the Original Filing, the Company paid IHC $1,083,000 during 2009 for services IHC provided to the Company (plus an overhead factor).  These services included time devoted to the Company by certain of IHC’s employees, including the executive officers of the Company.  This payment is described in the Original Filing in two locations: (i) a description is incorporated by reference under “Item 13. Certain Relationships and Related Transactions;” and (ii) it is described in Note 14 of the Notes to Consolidated Financial Statements under “Item 8. Financial Statements and Supplementary Data.”  Based upon the foregoing, the Company respectfully submits to the Staff its conclusion that additional disclosure is not required.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Adam C. Vandervoort

Adam C. Vandervoort
Vice President, General Counsel and Secretary